Exhibit 99.1

TSX:    JE
NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES $30 MILLION CREDIT FACILITY
FOR SOLAR BUSINESS

TORONTO, ONTARIO – August 1, 2012 - Just Energy Group Inc. is pleased to announce that its subsidiary’s solar business (“Hudson Solar”) has entered into a USD$30 Million credit agreement with Macquarie Bank Limited. Advances under the credit facility will be used to assist with the construction of solar projects.  The credit facility has a two year term, under which advances will be made in connection with interconnected solar projects located in the United States (currently, New Jersey, Pennsylvania and Massachusetts).  Advances will bear interest, payable quarterly, at a rate of either LIBOR plus 7.9% or the “prime rate” as published in the Eastern Edition of the Wall Street Journal plus 6.9%.  The credit facility may be increased from time to time upon agreement by Macquarie.

The projects are eligible for US federal tax incentives at 30% of the project costs.  The incentives are provided in the form of immediate cash grant (for projects completed or safe harbored by end of 2011) or investment tax credit (for projects not eligible for cash grant).

Ken Hartwick, Just Energy’s President and CEO states “We are very pleased to have closed this important funding arrangement and are excited for the continued development of our solar projects. We have aggressive growth plans ahead and believe that this additional funding will help us continue to achieve our goals.”

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to,levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald
Executive Chair
Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.
Chief Executive Officer & President
Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206